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                                                                  EXHIBIT (a)(7)

Computer Sciences Corporation

2100 East Grand Avenue
El Segundo, California 90245


NEWS RELEASE


Contact:        Bruce Plowman                   FOR IMMEDIATE RELEASE
                Spencer Davis                   Moved On PR Newswire
                310.615.0311                    March 5, 1998


[CSC LOGO]

                CSC'S RESPONSE TO CA'S LETTER OF MARCH 5, 1998

        EL SEGUNDO, Calif., March 5 -- Computer Sciences Corporation (NYSE:CSC) issued the following statement today:

        "Computer Sciences Corporation today acknowledged that it has seen a letter dated March 5, 1998, from Charles B. Wang, Chairman and CEO of Computer Associates International, Inc. (NYSE:CA). The letter, addressed to Van B. Honeycut, Chairman, President and CEO of CSC, indicated that CA would not extend its $108 per share tender offer beyond its March 16, 1998 expiration date.

        CSC reiterated that its Board of Directors voted unanimously to reject Computer Associates' tender offer and to not enter into negotiations with CA. CSC said that CA's offer falls far short of rewarding CSC stockholders for the value of the company and that any effort to combine CSC and CA does not make business sense.

        Computer Sciences said that it is calling upon Computer Associates to immediately terminate its tender offer and stockholder solicitation activities in order to eliminate any uncertainty as to CA's intentions."

        CSC had $6.3 billion in revenues for the 12 months ended December 26, 1997. The company has nearly 44,000 employees in more than 600 offices worldwide and provides clients with a wide range of professional services, including management consulting, information systems consulting and integration, and operations support. More information about Computer Sciences Corporation is available at http://www.csc.com.